Exhibit 99.1

Contact:

Jim Havel, Chief Financial Officer

Ben Bier, Vice President, Investor Relations

(314) 810-3115

investor.relations@express-scripts.com

Express Scripts Announces 2018 First Quarter Results

ST. LOUIS, May 2, 2018 — Express Scripts Holding Company (Nasdaq: ESRX) announced consolidated 2018 first quarter net income of $623.2 million or $1.10 per diluted share. Consolidated 2018 first quarter adjusted earnings per diluted share was $1.77.* The Company reaffirms its core business¹ 2018 adjusted EBITDA* guidance in the range of $5,250 million to $5,400 million, which represents growth of 8% over core business 2017 adjusted EBITDA at the midpoint of the range.

“Our first quarter results reflect our success in driving greater value for clients, delivering better health outcomes for patients and growth in earnings for shareholders,” said Tim Wentworth, President and CEO. “Express Scripts’ focused business model, our innovative solutions and unmatched clinical care showcase our ability to be a leader in drug trend management and deliver the healthcare changes our country needs to improve care, increase choice and reduce cost. With our expected combination with Cigna, and the addition of eviCore, we are uniquely well positioned to transform healthcare for years to come.”

Business Outlook

On March 8, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cigna Corporation (“Cigna”) and certain subsidiaries of Cigna, whereby Cigna will acquire Express Scripts in a cash and stock transaction. The merger is expected to be completed by December 31, 2018. Until the closing, Express Scripts will continue to operate as an independent company.

The Company is reaffirming its expected 2019 retention rate range for the 2018 selling season of 96% to 98%. “Across the board, we are demonstrating strength: our retention rate, continued client uptake of new solutions, and strong selling season results. Over the past several weeks, as I have talked to many clients, one clear theme has emerged: we are a trusted partner, our solutions are in demand, and our approach to managing benefits produces exceptional and sustainable results. Express Scripts’ commitment to service excellence is at the heart of everything we do and the positive feedback we receive gives us continued confidence in our ability to attract and retain clients,” said Wentworth. “Additionally, with our strong retention and year-to-date sales results we are confident in achieving positive claims growth in the core business in 2019.”

*	Each of net income, adjusted net income, earnings per diluted share, adjusted earnings per diluted share, EBITDA, adjusted EBITDA and adjusted EBITDA per adjusted claim amounts are presented as attributable to Express Scripts, excluding non-controlling interest representing the share allocated to members of our consolidated affiliates. For a description of the financial measures presented herein which are not calculated or presented in accordance with accounting principles generally accepted in the United States (“GAAP”), see Supplemental Information Regarding Non-GAAP Financial Measures below.

Consolidated First Quarter 2018 Review

The following compares consolidated first quarter 2018 and 2017 operating results **:

•	Adjusted claims of 340.1 million, down 3%

•	GAAP net income of $623.2 million, up 14%

•	GAAP earnings per diluted share of $1.10, up 22%

•	Adjusted EBITDA of $1,540.4 million, up 3%

•	Adjusted net income of $1,001.7 million, up 24%

•	Adjusted earnings per diluted share of $1.77, up 33%

•	Net cash flow provided by operating activities of $1,511.6 million, up 51%

Total adjusted claims in the first quarter of 2018 were down 3% from the comparable quarter in 2017 due primarily to the loss of certain public sector clients in the core business during last year’s selling season, but were consistent with the Company’s previously provided guidance for the quarter.

Net income, on a GAAP and an adjusted basis, in the first quarter of 2018 was up from the comparable quarter in 2017 primarily due to reduced income tax expense.

Earnings per diluted share, on a GAAP and an adjusted basis, in the first quarter of 2018 was up from the comparable quarter in 2017 primarily due to reduced shares outstanding and reduced income tax expense.

Adjusted EBITDA in the first quarter of 2018 was up 3% from the comparable quarter in 2017 primarily due to the inclusion of eviCore in the 2018 quarter, and to supply chain initiatives, including continued strong performance from the Company’s SafeGuardRx suite of solutions and growth in our Accredo specialty pharmacy.

Net cash flow provided by operating activities in the first quarter of 2018 was up 51% from the comparable quarter in 2017 due to higher net income and changes in working capital primarily related to timing of accounts payable payments.

As previously announced, during the first quarter of 2018, the Company committed to fund $30.0 million in charitable contributions and awarded $23.2 million in non-executive bonuses as a result of federal tax reform legislation enacted in the fourth quarter of 2017. The charitable contributions are excluded from adjusted net income and adjusted earnings per diluted share. However, the Company did not adjust its reported results for the $23.2 million in one-time bonuses.

The Company repurchased a total of 5.4 million shares under its share repurchase program for an aggregate of $411.3 million during the first quarter of 2018. The Company has currently suspended its share repurchase program pursuant to the Merger Agreement with Cigna.

**	See Supplemental Information Regarding Non-GAAP Financial Measures and Supplemental Tables below for additional information.

Core Business First Quarter 2018 Review

The following compares core business first quarter 2018 and 2017 operating results**:

•	Adjusted claims of 284.0 million, down 3%

•	Adjusted EBITDA of $1,060.3 million, up 12%

As described above, total adjusted claims were down 3% from the comparable quarter in 2017 due primarily to the previously disclosed losses of certain public sector clients.

During the first quarter, the Company generated $1,060.3 million of core business adjusted EBITDA, representing growth of 12% over comparable 2017 core business adjusted EBITDA. The core business grew earnings primarily due to the inclusion of eviCore in the quarter, as well as supply chain initiatives, specifically continued strong performance from the Company’s SafeGuardRx suite of solutions and growth in our Accredo specialty pharmacy.

2018 Guidance

All previously provided guidance remains the same except for consolidated adjusted earnings per diluted share and diluted weighted average shares outstanding guidance due to the suspension of the Company’s share repurchase program.

	Current Estimated Guidance Ranges	Previous Estimated Guidance Ranges	Change vs. Previous Guidance
(in millions, except per share data)	Year Ending December 31, 2018	Year Ending December 31, 2018
CONSOLIDATED GUIDANCE:
Total adjusted claims²	1,345 to 1,395	1,345 to 1,395	No change
Revenue	$99,000 to $102,000	$99,000 to $102,000	No change
Adjusted EBITDA	$7,600 to $7,800	$7,600 to $7,800	No change
Diluted weighted average shares outstanding during the period	565 to 575	540 to 560	Updated due to suspension of share repurchase program
Adjusted earnings per diluted share	$9.00 to $9.14	$9.27 to $9.47	Updated due to suspension of share repurchase program
Cash flow from operations	$5,775 to $6,275	$5,775 to $6,275	No change
CORE BUSINESS GUIDANCE:
Total adjusted claims²	1,125 to 1,165	1,125 to 1,165	No change
Revenue	$80,500 to $83,000	$80,500 to $83,000	No change
Adjusted EBITDA	$5,250 to $5,400	$5,250 to $5,400	No change

The Company expects total adjusted claims for the second quarter of 2018 to be in the range of 335 million to 345 million, of which 280 million to 290 million are attributable to the core business. Consolidated adjusted earnings per diluted share for the second quarter of 2018 are estimated to be in the range of $2.18 to $2.22, which represents growth of 26% to 28% over the second quarter of 2017. Consistent with recent years, the Company expects to receive certain revenues related to the structure of its Anthem contract which will be realized in the second quarter of 2018.

**	See Supplemental Information Regarding Non-GAAP Financial Measures and Supplemental Tables below for additional information.

“Our enterprise value initiative remains a top priority for us and our plans have not changed,” said Wentworth. Express Scripts’ enterprise value initiative is estimated to cost approximately $600 million to $650 million and to deliver cumulative savings of nearly $1.2 billion by 2021, with an annual run rate of between $550 million to $600 million thereafter.

Additional details on the consolidated and core business guidance can be found in Table 6. For a description of the financial measures presented herein which are not calculated or presented in accordance with GAAP, see “Supplemental Information Regarding Non-GAAP Financial Measures” below.

Management will not be holding a conference call to review results. A copy of the earnings release will be available at the Investor Information section of Express Scripts’ web site at http://www.express-scripts.com/corporate.

About Express Scripts

Express Scripts is leading the way for tens of millions of people by aligning with plan sponsors, taking bold action and delivering patient-centered care to make better health more affordable and accessible.

Headquartered in St. Louis, Express Scripts provides a full range of integrated pharmacy benefit management services, including home delivery pharmacy care, specialty pharmacy care and benefit management, benefit-design consultation, drug utilization review, formulary management and medical and drug data analysis, that guide patients and plans toward better health by prioritizing quality care at competitive rates. Our services drive down the cost of care for employer-funded, Medicare, Medicaid and Public Exchange plans. Express Scripts also distributes a full range of biopharmaceutical products and offers innovative medical benefit management services.

For more information, visit Lab.Express-Scripts.com or follow @ExpressScripts on Twitter.

Supplemental Information Regarding Non-GAAP Financial Measures

The following provides supplemental information regarding the non-GAAP financial measures presented herein, including the reconciliation of such measures to the most directly comparable financial measures calculated in accordance with GAAP. Adjusted earnings per diluted share (adjusted EPS), EBITDA, adjusted EBITDA, adjusted EBITDA per adjusted claim, adjusted net income, adjusted income before income taxes, adjusted gross profit and adjusted selling, general and administrative are non-GAAP financial measures presented herein, are not calculated or presented in accordance with GAAP, and should be considered in addition to, but not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company believes these non-GAAP financial measures provide management and investors with useful information about the earnings impact of certain expenses and are useful for (i) comparison of our earnings to those of other companies; (ii) a better understanding of the Company’s ongoing core business performance; (iii) planning and forecasting for future periods; and (iv) assessing period-to-period performance trends. Management assesses the Company’s core business operating performance using adjusted EBITDA in order to better isolate the impact of certain expenses that may not be comparable between periods or indicative of the ongoing performance of the business. Adjusted EBITDA per adjusted claim provides management and investors with useful information about the earnings and performance of the Company on a per unit basis.

2018 Guidance Information: Due to the inherent difficulty of forecasting the timing and amount of certain items that would impact EPS and net income, including discrete tax and other items, the Company is unable to reasonably estimate the related impact of such items to EPS and net income, the GAAP financial measures most directly comparable to adjusted EPS and adjusted EBITDA, respectively. Accordingly, the Company is unable to provide a reconciliation of 2018 guidance for either adjusted EPS to EPS or adjusted EBITDA to net income. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could have a significant impact on the Company’s second quarter and full-year 2018 GAAP financial results. With respect to consolidated adjusted EPS, amortization of intangible assets is expected to be approximately $0.55 and $2.19 per share for the second quarter and full-year 2018, respectively.

Financial Information for our Core Business and Transitioning Clients: The financial measures attributable to our core business and the transitioning clients presented herein, including adjusted EBITDA and adjusted EBITDA per adjusted claims are also non-GAAP financial measures. These measures are not calculated or presented in accordance with GAAP, and should be considered in addition to, but not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. These measures represent operating results attributable to specific clients of the Company; however, they are not regularly reviewed by our Chief Executive Officer to assess the performance of any of these clients or make decisions about resources to be allocated to any such client. These measures also reflect management’s estimates as to allocation of costs of its PBM business to each of the transitioning clients and may not be indicative of costs actually incurred as a result of servicing each of these clients. However, management is unable to reasonably estimate the allocation of certain key items that would impact net income attributable to each of the transitioning clients, including interest and depreciation and amortization. Accordingly, the Company is unable to provide net income attributable to any of the transitioning clients or its core business excluding the transitioning clients, and is therefore also unable to provide a reconciliation of adjusted EBITDA to net income attributable to transitioning clients or core business. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could have a significant impact on the Company’s long-term outlook for the core business, as discussed above.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, including, but not limited to, our 2018 guidance, business outlook and our statements related to the Company’s plans, objectives, expectations (financial and otherwise) or intentions. Actual results may differ materially from those projected or suggested in any forward-looking statements. Factors that may impact these forward-looking statements can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 1A – “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2018 and the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018. A copy of these documents can be found at the Investor Information section of Express Scripts’ web site at http://www.express-scripts.com/corporate.

We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Statement of Operations

	Three Months Ended March 31,
(in millions, except per share data)	2018	2017
Revenues	$24,769.4	$24,654.9
Cost of revenues	22,890.0	22,782.2

Gross profit	1,879.4	1,872.7
Selling, general and administrative	917.8	818.1

Operating income	961.6	1,054.6

Other (expense) income:
Interest income and other	12.0	6.3
Interest expense and other	(154.0)	(145.7)

	(142.0)	(139.4)

Income before income taxes	819.6	915.2
Provision for income taxes	193.7	364.9

Net income	625.9	550.3
Less: Net income attributable to non-controlling interest	2.7	4.0

Net income attributable to Express Scripts	$623.2	$546.3

Weighted-average number of common shares outstanding during the period:
Basic	562.8	601.0
Diluted	567.1	605.1
Earnings per share attributable to Express Scripts:
Basic	$1.11	$0.91
Diluted	$1.10	$0.90

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Balance Sheet

	March 31,	December 31,
(in millions)	2018	2017
Assets
Current assets:
Cash and cash equivalents	$2,317.6	$2,309.6
Receivables, net	6,793.6	7,056.3
Inventories	2,027.8	2,124.9
Prepaid expenses and other current assets	335.8	466.3

Total current assets	11,474.8	11,957.1
Property and equipment, net	552.9	551.3
Computer software, net	818.6	814.9
Goodwill	31,105.1	31,099.7
Other intangible assets, net	9,232.8	9,625.9
Other assets	221.4	206.9

Total assets	$53,405.6	$54,255.8

Liabilities and stockholders’ equity
Current liabilities:
Claims and rebates payable	$9,969.4	$10,188.5
Accounts payable	3,957.4	3,755.7
Accrued expenses	2,710.7	2,869.3
Short-term debt and current maturities of long-term debt	85.6	1,032.9

Total current liabilities	16,723.1	17,846.4
Long-term debt	14,900.5	14,981.5
Deferred taxes	2,496.5	2,562.4
Other liabilities	837.4	740.2

Total liabilities	34,957.5	36,130.5

Stockholders’ equity:
Preferred stock, 15.0 shares authorized, $0.01 par value per share;no shares issued and outstanding	—	—
Common stock, 2,985.0 shares authorized, $0.01 par value per share;shares issued: 865.0 and 862.3, respectively;shares outstanding: 561.7 and 564.4, respectively	8.7	8.6
Additional paid-in capital	23,651.5	23,537.8
Accumulated other comprehensive loss	(5.7)	(2.9)
Retained earnings	16,941.8	16,318.6

	40,596.3	39,862.1
Common stock in treasury at cost, 303.3 and 297.9 shares, respectively	(22,153.8)	(21,742.5)

Total Express Scripts stockholders’ equity	18,442.5	18,119.6

Non-controlling interest	5.6	5.7

Total stockholders’ equity	18,448.1	18,125.3

Total liabilities and stockholders’ equity	$53,405.6	$54,255.8

EXPRESS SCRIPTS HOLDING COMPANY

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended
	March 31,
(in millions)	2018	2017
Cash flows from operating activities:
Net income	$625.9	$550.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	498.8	445.6
Deferred income taxes	(65.6)	(53.3)
Employee stock-based compensation expense	32.3	27.1
Other, net	0.1	18.6
Changes in operating assets and liabilities:
Receivables	255.8	102.9
Inventories	97.0	203.6
Other current and noncurrent assets	129.1	29.4
Claims and rebates payable	(221.3)	(50.6)
Accounts payable	215.3	(280.0)
Accrued expenses	(140.2)	(10.5)
Other noncurrent liabilities	84.4	17.3

Net cash flows provided by operating activities	1,511.6	1,000.4

Cash flows from investing activities:
Capital expenditures for property and equipment and computer software	(100.4)	(45.8)
Acquisitions, net of cash acquired	(23.1)	—
Other, net	(6.0)	(2.3)

Net cash used in investing activities	(129.5)	(48.1)

Cash flows from financing activities:
Repayment of long-term debt	(831.4)	(37.5)
Treasury stock acquired	(420.7)	(837.4)
Commercial paper borrowings (repayments), net	(195.0)	—
Net proceeds from employee stock plans	82.3	14.5
Other, net	(7.2)	(6.1)

Net cash used in financing activities	(1,372.0)	(866.5)

Effect of foreign currency translation adjustment	(2.1)	0.8
Net increase in cash and cash equivalents	8.0	86.6
Cash and cash equivalents at beginning of period	2,309.6	3,077.2

Cash and cash equivalents at end of period	$2,317.6	$3,163.8

Table 1

Express Scripts Holding Company Unaudited Consolidated Selected Information

(in millions)

	Three Months Ended
	March 31,
	2018	2017
Claims Volume
Network	214.1	223.1
Home delivery and specialty (3)	26.5	29.0

Total claims	240.6	252.1

Adjusted network (2)	262.8	267.1
Adjusted home delivery and specialty (2)	77.3	84.6

Total adjusted claims(2)	340.1	351.7

Depreciation and Amortization (D&A):
Revenue amortization(4)	$55.4	$55.4
Cost of revenues depreciation	34.4	32.0
Selling, general and administrative depreciation	53.6	51.2
Selling, general and administrative amortization(4)	355.4	307.0

Total D&A	$498.8	$445.6

Generic Fill Rate*
Network	87.5%	87.1%
Home delivery	84.0%	82.1%
Overall	87.1%	86.5%

See Footnotes to Press Release

*	The home delivery generic fill rate is currently lower than the network generic fill rate as fewer generic substitutions are available among maintenance medications (e.g., therapies for chronic conditions) commonly dispensed from home delivery pharmacies compared to acute medications, which are primarily dispensed by pharmacies in our retail networks.

Table 2

Express Scripts Holding Company Unaudited Adjusted Gross Profit and Adjusted SG&A Reconciliation

Provided below are reconciliations of adjusted gross profit and adjusted selling, general and administrative expenses, which are non-GAAP measures, to gross profit and selling, general and administrative expenses, respectively, which are the most directly comparable measures calculated in accordance with GAAP.

(in millions)

	Three Months Ended
	March 31,
	2018	2017
Gross profit, as reported	$1,879.4	$1,872.7
Amortization of intangible assets (4)	55.4	55.4
Enterprise value initiative costs (6)	5.3	—

Adjusted gross profit	$1,940.1	$1,928.1

Selling, general and administrative, as reported	$917.8	$818.1
Amortization of intangible assets (4)	355.4	307.0
Transaction costs (5)	35.4	—
Enterprise value initiative costs (6)	12.4	—
Charitable contribution costs (7)	30.0	—

Adjusted selling, general and administrative	$484.6	$511.1

See Footnotes to Press Release

Table 3

Express Scripts Holding Company Unaudited EBITDA and Adjusted EBITDA Reconciliation

(in millions, except per claim data)

Provided below is a reconciliation of EBITDA and Adjusted EBITDA attributable to Express Scripts, which are non-GAAP financial measures, from net income attributable to Express Scripts. The Company believes net income is the most directly comparable measure under GAAP.

	Three Months Ended
	March 31,
	2018	2017
Net income attributable to Express Scripts, as reported	$623.2	$546.3
Provision for income taxes (8)	193.7	364.9
Depreciation and amortization(4),*	498.8	445.6
Other expense (income), net	142.0	139.4

EBITDA attributable to Express Scripts	$1,457.7	$1,496.2
Adjustments to EBITDA
Transaction costs (5)	35.4	—
Enterprise value initiative costs(6)	17.3	—
Charitable contribution costs(7)	30.0	—

Adjusted EBITDA attributable to Express Scripts	$1,540.4	$1,496.2
Total adjusted claims(3)	340.1	351.7
Adjusted EBITDA attributable to Express Scripts, per adjusted claim	$4.53	$4.25

See Footnotes to Press Release

*	Depreciation and amortization for the three months ended March 31, 2018, as presented above includes $0.4 million of accelerated depreciation in connection with the enterprise value initiative which is not otherwise included in enterprise value initiative costs.

Table 4

Express Scripts Holding Company Unaudited Adjusted Diluted EPS Reconciliation

Provided below is a reconciliation of Adjusted Diluted EPS attributable to Express Scripts, which is a non–GAAP measure, to diluted EPS attributable to Express Scripts, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended March 31,
	2018	2017
	(per diluted share)
Diluted EPS attributable to Express Scripts, as reported	$1.10	$0.90
Excluding items indicated:
Amortization of intangible assets (4),*	0.73	0.60
Transaction costs (5),*	0.06
Enterprise value initiative costs (6),*	0.03	—
Charitable contribution costs (7),*	0.05	—
Discrete tax items (8)	—	0.05
Tax impact of excluded items (9)	(0.20)	(0.22)

Diluted EPS attributable to Express Scripts, adjusted	$1.77	$1.33

See Footnotes to Press Release

*	Presented on a pre-tax basis.

Table 5

Express Scripts Holding Company Unaudited Adjusted Net Income and

Adjusted Effective Income Tax Rate Reconciliation

(in millions)

Presented below is a reconciliation of adjusted net income attributable to Express Scripts, which is a non-GAAP financial measure, to income before income taxes, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended March 31, 2018
	Income before income taxes	Provision for income taxes	Effective income tax rate
Income before income taxes, as reported	$819.6	$193.7
Net income attributable to non-controlling interest	(2.7)	—

Income before income taxes attributable to Express Scripts	816.9	193.7	23.7%
Excluding items indicated:
Discrete tax items(8)	—	(1.2)
Transaction costs (5)	35.4	8.4
Enterprise value initiative costs(6)	17.7	4.2
Charitable contribution costs (7)	30.0	7.1
Amortization of intangible assets(4)	410.8	96.9

Income before income taxes attributable to Express Scripts, as adjusted	$1,310.8	$309.1	23.6%

Adjusted net income attributable to Express Scripts	$1,001.7

See Footnotes to Press Release

Table 5A

Express Scripts Holding Company Unaudited Adjusted Net Income and

Adjusted Effective Income Tax Rate Reconciliation

(in millions)

Presented below is a reconciliation of adjusted net income attributable to Express Scripts, which is a non-GAAP financial measure, to income before income taxes, which is its most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended March 31, 2017
	Income before income taxes	Provision for income taxes	Effective income tax rate
Income before income taxes, as reported	$915.2	$364.9
Net income attributable to non-controlling interest	(4.0)	—

Income before income taxes attributable to Express Scripts	911.2	364.9	40.0%
Excluding items indicated:
Amortization of intangible assets(4)	362.4	133.2
Discrete tax items(8)	—	(29.9)

Income before income taxes attributable to Express Scripts, as adjusted	$1,273.6	$468.2	36.8%

Adjusted net income attributable to Express Scripts	$805.4

See Footnotes to Press Release

Table 6

Express Scripts Holding Company Unaudited 2018 Guidance Information

Adjusted diluted EPS and adjusted EBITDA are non-GAAP financial measures. For a discussion of the financial measures presented herein that are not calculated or presented in accordance with GAAP, see “Supplemental Information Regarding Non-GAAP Financial Measures” above.

Consolidated Guidance	Estimated Year Ending December 31, 2018	Estimated Year Ending December 31, 2018
(in millions, except per share data)	Current Guidance	Previous Guidance
Adjusted Diluted EPS attributable to Express Scripts	$9.00 to $9.14	$9.27 to $9.47
Year over year growth	27%-29%	31%-33%
Total adjusted claims	1,345 to 1,395	1,345 to 1,395
Revenue	$99,000 to $102,000	$99,000 to $102,000
Adjusted EBITDA attributable to Express Scripts	$7,600 to $7,800	$7,600 to $7,800
Diluted weighted average shares outstanding during the period	565 to 575	540 to 560
Net cash flow provided by operating activities	$5,775 to $6,275	$5,775 to $6,275

(in millions, except per share data)	Estimated Three Months Ending June 30, 2018
Adjusted Diluted EPS attributable to Express Scripts	$2.18 to $2.22
Year over year growth	26%-28%
Total adjusted claims	335 to 345

Core¹ Business Guidance	Estimated Year Ending December 31, 2018	Estimated Year Ending December 31, 2018
(in millions)	Current Guidance	Previous Guidance
Total adjusted claims	1,125 to 1,165	1,125 to 1,165
Revenue	$80,500 to $83,000	$80,500 to $83,000
Adjusted EBITDA attributable to Express Scripts	$5,250 to $5,400	$5,250 to $5,400

Core¹ Business Guidance (in millions)	Estimated Three Months Ending June 30, 2018
Total adjusted claims	280 to 290

Table 7

Express Scripts Holding Company Operating Results Excluding Estimate of Contribution related to Transitioning Clients

(amounts in millions except per claim figures)

		Consolidated As Reported	March 31, 2018 Transitioning Clients(1)	Core business (1)	Consolidated As Reported	March 31, 2017 Transitioning Clients(1)	Core business(1)	Change
(Three months ended)								As Reported	Core business(1)
Adjusted claims	Table 1	340.1	56.1	284.0	351.7	59.9	291.8	-3.3%	-2.7%
Revenues(10)		$24,769.4	$4,377.9	$20,391.5	$24,654.9	$4,736.0	$19,918.9	0.5%	2.4%
Net income		$623.2	N/A	N/A	$546.3	N/A	N/A	14.1%	N/A
Adjusted EBITDA	Table 3	$1,540.4	$480.1	$1,060.3	$1,496.2	$549.1	$947.1	3.0%	12.0%
Adjusted EBITDA/adjusted claim	Table 3	$4.53	N/A	$3.73	$4.25	N/A	$3.25	6.6%	14.8%

See Footnotes to Press Release.

Footnotes to Press Release

(1)	The Company’s core business excludes the contributions from Coventry and Catamaran, as well as Anthem, to which we refer together as the “Transitioning Clients.” Amounts attributable to each of the Transitioning Clients are based on management’s estimates regarding, among other items, cost allocation and may not be indicative of costs actually incurred as a result of servicing each of the Transitioning Clients. Both direct and indirect costs were allocated based on management’s best estimates of costs attributable to servicing each of the Transitioning Clients, and, where appropriate, are based on actual cost or adjusted claims attributable to each of the Transitioning Clients.
(2)	Total adjusted network claims includes an adjustment to reflect non-specialty network claims filled through our 90-day programs. These claims are multiplied by three, as these claims, on average, typically cover a time period three times longer than other network claims. Home delivery claims are also multiplied by three, as home delivery claims typically cover a time period three times longer than unadjusted network claims.
(3)	Includes home delivery and specialty claims including drugs distributed to other PBMs’ clients under limited distribution contracts with pharmaceutical manufacturers and Freedom Fertility claims.
(4)	Amortization of intangible assets includes amounts in both revenues and selling, general and administrative expense.

Revenue amortization is related to the customer contract with Anthem, which commenced upon closing the NextRx acquisition in 2009. Amortization of intangibles that arises in connection with consideration given to a customer by a vendor is characterized as a reduction of revenues. Intangible amortization of $55.4 million ($42.3 million net of tax) and $55.4 million ($35.0 million net of tax) is included as a reduction to revenue for the three months ended March 31, 2018 and 2017, respectively.

Selling, general, and administrative expense includes the amortization of other intangible assets and computer software acquired through business combinations, of $355.4 million ($271.6 million net of tax) and $307.0 million ($194.2 million net of tax) for the three months ended March 31, 2018 and 2017, respectively.

(5)	Transaction costs include those costs directly related to the acquisition of eviCore and the proposed transaction of Cigna. Costs of $35.4 million ($27.0 million net of tax) are primarily composed of professional fees and other compensation costs, and are included in selling, general and administrative expense for the three months ended March 31, 2018.
(6)	Costs included in cost of revenues (gross profit), primarily comprised of professional fees, severance and other business activity charges in connection with the enterprise value initiative, are $5.3 million ($4.0 million net of tax) for the three months ended March 31, 2018.

Costs included in selling, general and administrative, primarily comprised of professional fees, severance and other business activity charges in connection with the enterprise value initiative, are $12.4 million ($9.5 million net of tax) for the three months ended March 31, 2018.

(7)	Costs included in selling, general and administrative, related to charitable contributions made as a result of the tax savings received as part of the 2017 federal tax reform, are $30.0 million ($22.9 million net of tax) for the three months ended March 31, 2018.
(8)	Provision for income taxes includes discrete income tax charges of $1.2 million and $29.9 million for the three months ended March 31, 2018 and 2017, respectively. The 2018 net discrete income tax charge primarily relates to changes in unrecognized tax benefits. The 2017 net discrete income tax charge primarily relates to changes in unrecognized tax benefits and a revaluation of our net deferred tax attributes.
(9)	Represents adjustment for the tax impact related to non-GAAP items excluded from adjusted diluted EPS. See Table 5 and 5A for calculation of adjusted effective income tax rate.
(10)	Consolidated revenues and Transitioning Clients revenues include intangible amortization related to the customer contract with Anthem of $55.4 million for each of the three months ended March 31, 2018 and 2017.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.